Mail Stop 4561

August 24, 2005

Karen Maidment
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

RE:	Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2004
Filed December 15, 2004
File No. 1-13354

Dear Ms. Maidment,

	We have reviewed the above referenced filing, limiting our review to the issues addressed in our comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 19 Employee Compensation - Stock Based Compensation, page 109

1. We note your disclosure that beginning with your fiscal 2002 mid-term incentive program, you entered into agreements with third parties to assume your obligations related to these programs in exchange for cash payments of $173 million, $105 million and $58 million in the years ended October 31, 2004, 2003 and 2002, respectively. Please tell us the following:

* Who is the counterparty to your agreement.
* How you structured the agreement.
* How you determined that you had transferred all of the risk for payment to your counterparty.

Note 26 Fair Value of Financial Instruments, page 119

2. We note your disclosure that in most cases financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, you have estimated fair value assuming that you will not sell the assets or liabilities, taking into account only changes in interest rates and credit risk that have occurred since you acquired them or entered into the underlying contract. Please explain to us in greater detail your methodology for calculating fair value including whether you include any reserves or provisions in your valuation.

3. Please explain to us why you assume that you will not sell the assets or liabilities, explain the affect of this assumption on your valuation and quantify the affect.

4. Please tell us how you assess the accuracy of your fair value calculations.

5. Please explain to us how your fair value methodology is consistent with US GAAP which defines fair value as the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Refer to SFAS 107 and SFAS 133.

Note 27 Reconciliation of Canadian and United States Generally
Accepted Accounting Principles, page 120

6. Please tell us why you did not assume your Series 4, 6, and 10
Class B Preferred shares were converted into common shares in your diluted earnings per share calculation. Refer to paragraph 29 of SFAS 128.

7. Please tell us why you did not either report a statement of cash flows prepared in accordance with US GAAP or with International Accounting Standard No. 7; or disclose in a note to the financial statements a quantified description of the material differences between your statement of cash flows and a statement of cash flows prepared in accordance with US GAAP or with International Accounting
Standard No. 7.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,



Don Walker
Senior Assistant Chief Accountant
??

??

??

??

Karen Maidment
Bank of Montreal
August 24, 2005
Page 3